SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number 0-17129


                          NOTIFICATION OF LATE FILING
     (Check One) [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q


[X]  Form N-SAR
                For Period Ended:         December 31, 1997
[ ]  Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

               For the Transition Period Ended:_________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:___________________________________
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Clark Melvin Securities Corporation

Former name if applicable

Address of principal executive office (STREET AND NUMBER)

1414 Banco Popular Center

City, state and zip code     Hato Rey, Puerto Rico  00918

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is currently subject to self liquidation under the observation of the Securities Investor Protection Corporation ("SIPC") due to an embezzlement by a broker formerly employed by the Company. Due to the ongoing problems associated with the proceedings and circumstances, the Company has been unable to engage its independent accountants and only recently received verbal approval from Grant Thornton, LLP to begin the audit. The audit is expected to begin soon and the Company expects to file its Form 10-K as soon as possible.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Irene Harr                   410                   841-6422
               (Name)                   (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has not been in operation since the last quarter of 1997. The Company has incurred legal expenses associated with the legal actions as a result of the aforementioned embezzlement. Additionally, the Company sold its accounts to Samuel A. Ramirez, Co., Inc. for a price yet to be determined.

                      Clark Melvin Securities Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date  March 30, 1998                              By  /s/ Irene Harr
      --------------                                  __________________________
                                                      Irene Harr
                                                      Chief Financial Officer